August 2, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-17-11

QUATERRA ANNOUNCES MULTI-OUNCE GOLD INTERCEPTS BY PARTNER
GRANDE PORTAGE AT HERBERT GLACIER IN ALASKA

Results include a 15.27-metre intercept of 1.084 ounces of gold per ton

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that numerous multi-ounce gold samples have been intercepted in initial 2011 drill-holes completed by Grande Portage Resources Ltd., its partner and operator at the Herbert Glacier gold project located near Juneau, Alaska.

Three holes drilled by Grande Portage at a due south azimuth from a single platform located near the west end of the Deep Trench vein all intersected visible gold mineralization.

Hole 11E-2, drilled at an angle of minus 62 degrees, intersected 15.27 meters (true width 8.76 meters) averaging 1.08 oz/ton gold begining at a downhole depth of 137.10 meters. This interval includes the following higher grade zones:

  1.07 meters of 6.57 oz/ton gold beginning at a downhole depth of 147.07 meters.
  1.56 meters of 4.13 oz/ton gold beginning at a downhole depth of 148.14 meters.
  0.26 meters of 2.39 oz/ton gold beginning at a depth of 150.57 meters.

Hole 11E-1, drilled at a minus 45-degree angle, intersected 8.82 meters (true width 6.95 meters) averaging 0.42 oz/ton gold beginning at a depth of 107 meters. Three higher grade zones include :

  0.33 meters of 1.50 oz/ton gold beginning at a downhole depth of 110.92 meters.
  0.91 meters of 1.40 oz/ton gold beginning at a downhole depth of 111.25 meters.
  0.47 meters of 1.02 oz/ton gold beginning at a downhole depth of 114.60 meters.

A table of the Grande Portage results for holes 11E-1 and 11E-2 is provided below:

Hole	From	To	Int.	Au	Au	Tot. Int	True	Avg.	Included
Name	(m)	(m)	(m)	ppm	oz/ton	(m)	Width	oz/ton	Interval
11E-1	107.00	108.97	1.97	19.50	0.569	8.82	6.95m	0.419	(107.0m-115.82m)
11E-1	108.97	109.25	0.28	3.08	0.090		(22.8')
11E-1	109.25	109.83	0.58	2.04	0.060
11E-1	109.83	110.92	1.09	0.47	0.014
11E-1	110.92	111.25	0.33	51.50	1.504	2.77	2.18m	0.673	(110.92-113.69m)
11E-1	111.25	112.16	0.91	48.00	1.402		(7.7')
11E-1	112.16	113.69	1.53	2.09	0.061
11E-1	113.69	114.60	0.91	0.42	0.012
11E-1	114.60	115.07	0.47	35.00	1.022
11E-1	115.07	115.82	0.75	6.67	0.195	4.90	3.86m	0.511	(110.92-115.82m)
							(12.7’)
11E-2	137.10	138.98	1.88	17.20	0.502	15.27	8.76m	1.084	(137.1-152.37m)
11E-2	138.98	140.52	1.54	2.04	0.060		(28.8')
11E-2	140.52	141.90	1.38	1.56	0.046
11E-2	141.90	142.58	0.68	.01	000
11E-2	142.58	143.63	1.05	0.62	0.018
11E-2	143.63	144.60	0.97	31.30	0.914
11E-2	144.60	145.62	1.02	0.54	0.016
11E-2	145.62	147.07	1.45	0.65	0.019
11E-2	147.07	148.14	1.07	225.00	6.570	3.76	2.16m	3.856	(147.07-150.83m)
11E-2	148.14	149.70	1.56	141.50	4.132		(7.1')
11E-2	149.70	150.57	0.87	2.72	0.079
11E-2	150.57	150.83	0.26	81.80	2.389
11E-2	150.83	152.37	1.54	6.77	0.198	8.74	5.02m	1.762	(143.63-152.37m)
							(16.5')

Hole 11E-3 drilled at a minus 72-degree angle also contains visible gold and intersected 0.224 oz/ton gold over 1.59 meters. A fourth hole (11E-4) drilled at an azimuth of about 210° also showed visible gold in the same vein structure but assays have not yet been received from the laboratory.

Data collected thus far from E Platform drill-holes and surface exposures give the known mineralization in the vein a vertical extent of at least 400 meters and is open at depth. The vein has a known strike length of almost 1,000 meters and further drilling is being conducted to extend the mineralization. The Deep Trench Vein is just one of several similar parallel veins on the property which include the Main Vein system and the Floyd Vein.

A hole drilled from the D Platform testing the eastern extent of the Main Vein also encountered vein material with visible gold, however assays are still pending. Grande Portage is currently drilling exploratory holes which test a strong linear feature underlying Goat Creek which is north of, and parallel to, the Main Vein. This structure has peripheral mineralization in adjacent wall rocks where seven grab samples have returned assays ranging from 0.65 gpt gold to 65.6 gpt gold, and with an average of 31.47 gpt gold. Drilling activities will return to the Main Vein system and the Deep Trench Vein after completing initial drilling on the Goat Creek structure.

In June 2010, Grande Portage entered into an agreement with Quaterra to earn a 65% interest in Herbert Glacier by exploring the property. Quaterra retains a 35% interest. Going forward, Quaterra and Grande Portage will form a joint venture for the further exploration and development of the project, with each party bearing its proportionate share of costs.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the AJ and Treadwell mines and literally dozens of smaller gold mines and prospects. Overall gold production from the district is more than seven million ounces. In 2010, the district was reactivated by the reopening of Couer Alaska’s Kensington gold mine located 40 kilometers north of the Herbert Glacier property. In addition, Hecla Mining Company’s polymetallic Greens Creek Mine, a massive sulfide deposit containing silver, gold and zinc, is located in a parallel trend 20 kilometers to the west.

To date in 2011 Grande Portage has completed 11 drill holes from three platforms totaling approximately 2,000 meters of NQ diamond drilling. Plans are to continue drilling throughout the summer and into the fall. At least 4,000 meters are planned in about 25 drill holes from eight different platforms which will test up to four separate major veins and their satellitic structures.

All 2011 drill holes have been assayed by fire assay, using metallic screening for coarse gold preparation by ALS Minerals. Common and characteristic elements such As, Ag, Pb, and W are being assayed by ICP methods. All samples were under direct control of Grande Portage prior to their delivery to Alaska Air Cargo for shipment to the ALS prep lab in Fairbanks, Alaska. As a result of the high-grade gold values, Grande Portage has instructed the lab to re-assay the highest-grade samples. Re-runs will be taken from the coarse rejects or from the pulps, with subsequent fire assaying.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2755 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.